SEC 09059955 ISSION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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| SEC FILE NUMBER |
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| 8- 43976 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis (City) Missouri (State) 63107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Hart 636-537-9939
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

501 North Broadway (Address) St. Louis (City) Missouri (State) 63102 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/24

# OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

HEATHER L. MUDD
Notary Public-Notary Seal
State of Missouri, St Charles County
Commission # 07386642
My Commission Expires Aug 11, 2011

Heather L Mudd
Notary Public

Larry J. Hart
Signature

PRESIDENT /CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

# Independent Accountants' Report

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2008, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, in 2008 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

BKD, LLP

St. Louis, Missouri
February 23, 2009

# L.J. Hart & Company
## Statement of Financial Condition
## December 31, 2008

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 803,244 |
| Receivable from clearing organization | | 25,420 |
| Securities owned, at market value | | 3,601,999 |
| Property and equipment, net | | 291,734 |
| Deposit with clearing organization and other assets | | 44,839 |
| Total assets | $ | 4,767,236 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 98,982 |
| **Stockholder's Equity** | | |
| Common stock; $6 par value; authorized 30,000 shares, issued and outstanding 10,000 shares | | 60,000 |
| Retained earnings | | 4,608,254 |
| Total stockholder's equity | | 4,668,254 |
| Total liabilities and stockholder's equity | $ | 4,767,236 |

# L.J. Hart & Company

## Statement of Income

## Year Ended December 31, 2008

| | |
|---|---|
| **Revenues and security activities** | |
| Underwriting and commissions | $ 2,546,663 |
| Interest and dividends | 153,693 |
| Recognized loss on securities | (334,252) |
| Total revenues and security activities | 2,366,104 |
| **Expenses** | |
| Employee compensation and benefits | 1,103,971 |
| Underwriting | 161,628 |
| Communication and data processing | 25,276 |
| Occupancy | 123,375 |
| Depreciation | 24,094 |
| Professional services | 73,739 |
| Other operating expenses | 452,509 |
| Total expenses | 1,964,592 |
| **Net Income** | $ 401,512 |

# L.J. Hart & Company
## Statement of Stockholder's Equity
## Year Ended December 31, 2008

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| **Balance, January 1, 2008** | 10,000 | $ 60,000 | $ 5,205,394 | $ 5,265,394 |
| Dividends, $99.87 per share | - | - | (998,652) | (998,652) |
| Net income | - | - | 401,512 | 401,512 |
| **Balance, December 31, 2008** | 10,000 | $ 60,000 | $ 4,608,254 | $ 4,668,254 |

*See Notes to Financial Statements*

# L.J. Hart & Company
## Statement of Cash Flows
## Year Ended December 31, 2008

| | |
|---|---|
| **Operating Activities** | |
| Net income | $ 401,512 |
| Items not requiring cash | |
| Depreciation | 24,094 |
| Loss on disposal of property and equipment | 11,688 |
| Changes in | |
| Receivable from clearing organization | 89,432 |
| Securities owned | 594,432 |
| Accounts payable and accrued expenses | 67,803 |
| Other assets | (3,650) |
| Net cash provided by operating activities | 1,185,311 |
| **Investing Activity** | |
| Purchases of property and equipment | (267,664) |
| Net cash used in investing activity | (267,664) |
| **Financing Activity** | |
| Dividends paid | (998,652) |
| Net cash used in financing activity | (998,652) |
| **Decrease in Cash and Cash Equivalents** | (81,005) |
| **Cash and Cash Equivalents, Beginning of Year** | 884,249 |
| **Cash and Cash Equivalents, End of Year** | $ 803,244 |

**Supplemental Cash Flows Information**

| | |
|---|---|
| Interest paid | $ 464 |

# L.J. Hart & Company

## Notes to Financial Statements

## December 31, 2008

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts in the state of Missouri and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

### *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008, cash equivalents consisted primarily of money market accounts with brokers.

The financial institutions holding the Company's cash accounts are participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts at these institutions are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2009. At December 31, 2008, the Company's interest-bearing cash accounts exceeded federally insured limits by approximately $344,902.

### *Security Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at market value and securities not readily marketable are valued at fair value as determined by management.

### *Underwriting Revenue*

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

### *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements.

### *Income Taxes*

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Missouri income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in his respective tax returns and no provision for federal and state income taxes is included in these statements.

### *Uncertain Tax Positions*

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, until its fiscal year ended December 31, 2009. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes* and FASB Statement No. 5, *Accounting for Contingencies*.

## Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $15,000 deposit which is maintained in cash with the broker-dealer.

# L.J. Hart & Company

## Notes to Financial Statements

## December 31, 2008

### Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

### Note 4: Property and Equipment

Property and equipment consists of the following:

| | |
|---|---|
| Furniture and fixtures | $ 144,736 |
| Office equipment | 100,977 |
| Leasehold improvements | 136,019 |
| | 381,732 |
| Less accumulated depreciation | 89,998 |
| | $ 291,734 |

### Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to one. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to one. At December 31, 2008, the Company had net capital of $4,178,961 which exceeded the minimum required amount by $4,078,961. The Company's ratio of aggregate indebtedness to net capital was 0.023 to one.

### Note 6: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100% Company match up to 3% of gross wages. Company contributions charged to expense were $15,742 for 2008.

### Note 7: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

### Note 8: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

### Note 9: Operating Leases

The stockholder leases the Company's office facilities under a lease agreement that expires in May 2013. The stockholder has an informal agreement whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2008 was $123,400.

### Note 10: Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year/period.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1** Quoted prices in active markets for identical assets or liabilities

**Level 2** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

**Level 3** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

### *Securities Owned, at Market Value*

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include debt obligations and municipal securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certain residual municipal securities and other less liquid securities.

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Securities Owned, at Market Value | $ 3,601,999 | $ 14,000 | $ 3,587,999 | $ - |

# Supplementary Information

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

## Independent Accountants' Report on Supplementary Information

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
February 23, 2009

# L.J. Hart & Company

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2008

| | |
|---|---|
| **Total Stockholder's Equity** | $ 4,668,254 |
| **Non-allowable Assets** | |
| Property and equipment, net | 291,734 |
| Other assets | 22,360 |
| Total non-allowable assets | 314,094 |
| **Net Capital Before Haircuts on Securities Positions** | 4,354,160 |
| **Haircuts on Securities** | |
| Equity securities | - |
| Securities not readily marketable | 3,300 |
| Debt securities | 171,899 |
| Total haircuts on securities | 175,199 |
| **Net Capital** | $ 4,178,961 |
| **Aggregate Indebtedness** | $ 98,982 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required | $ 3,605 |
| Minimum dollar net capital requirement | $ 100,000 |
| Net capital requirement (greater of above) | $ 100,000 |
| Excess net capital | $ 4,078,961 |
| Excess net capital at 1,000% | $ 4,178,961 |
| **Ratio of Aggregate Indebtedness to Net Capital** | .023 to 1 |

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

# L.J. Hart & Company

## Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3" and "Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

## Independent Accountants' Report on Internal Control

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In planning and performing our audit of the financial statements of L.J. Hart & Company (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
February 23, 2009